Exhibit 99.1

ASX ANNOUNCEMENT 11 December 2018 Appointment of Chief Operating Officer, Chief Financial Officer and Company Secretary Melbourne, Australia, 11 December 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to announce the appointment of Mr Paul Viney who will be joining the Company on December 27th 2018 as Chief Operating Officer, Chief Financial Officer and Company Secretary. Paul was most recently at Powerhouse Ventures in New Zealand and has over 15 years’ experience in governance and strategic leadership of mid and small cap ASX listed entities, coupled with a strong mix of industrial (manufacturing) and med-tech company experiences and sound venture capital knowledge He brings broad business acumen to the Company in addition to his strong foundation in finance, IT and corporate governance. FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Chairman & Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040